FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S GROUP
Inspiring Global Enjoyment

82-1711

# ASX RELEASE

Fosters Brewing

SUPPL

**The following release was made to the Australian Stock Exchange Limited today**

**"Appendix 3Y – Change of Director's Interest Notice"**

**Released: 21 April 2006**



**Pages: 3**
**(including this page)**

## FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

4/24

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | David Alexander Crawford |
| **Date of last notice** | 5 April 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | | |
|---|---|---|
| **Direct or indirect interest** | Direct | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | David Alexander Crawford | Melpeat Pty Ltd |
| **Date of change** | 19 April 2006 | 19 April 2006 |
| **No. of securities held prior to change** | 213 | 20,555 |
| **Class** | Ordinary Shares | Ordinary Shares |
| **Number acquired** | Nil | 270 |
| **Number disposed** | 213 | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $5.69 per share | $5.69 per share |
| **No. of securities held after change** | Nil | 20,825 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market transfer | Off-market transfer |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 21 April 2006

+ See chapter 19 for defined terms.